FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated April 12, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release	Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu

Magyar Telekom held its Annual General Meeting

Budapest — April 12, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider held its Annual General Meeting (AGM) on April 12, 2011. The AGM approved the audited annual financial statements of Magyar Telekom Plc. and the Magyar Telekom Group and the Board of Directors’ corporate governance report for 2010. In addition, it decided to pay a dividend of HUF 50 per ordinary share from the 2010 profit. The shareholders approved amendments to the Company’s Articles of Association and the Rules of Procedures of the Supervisory Board, elected a new Supervisory Board member and re-elected its Auditor.

The report of the Board of Directors on the management of the Company, on the 2010 business operation, on the business policy and on the financial situation of the Company and the Magyar Telekom Group was presented to the shareholders. Reports of the Supervisory Board, the Audit Committee and the Auditor were also presented.

The AGM approved the 2010 consolidated financial statements of Magyar Telekom Group prepared in accordance with the European Union approved International Financial Reporting Standards (IFRS) with a balance sheet total of HUF 1,109,006 million and profit after tax of HUF 77,371 million. The shareholders also approved the Company’s 2010 stand-alone annual financial statements prepared in accordance with the Hungarian Accounting Rules (HAR) with a balance sheet total of HUF 921,747million and profit after tax of HUF 64,929 million.

Furthermore, the AGM determined the utilization of the 2010 profit after tax. The Company will pay HUF 50 dividend per ordinary share from the 2010 profit. The Company will pay the dividend of HUF 52,117,584,050 from the net profit according to HAR and place the remaining HUF 12,811,562,463 in the profit reserve. The first day of the dividend payment is May 12, 2011. Shareholders who hold Magyar Telekom shares in their securities accounts on May 5, 2011 will receive a dividend. Magyar Telekom will publish a detailed announcement about the order of dividend payment on its corporate website and that of the Budapest Stock Exchange on April 22, 2011.

The AGM authorized the Board of Directors to purchase a maximum of 104,274,254 of ordinary shares of Magyar Telekom, in accordance with the conditions described in the proposal by the Board of Directors.

The AGM reviewed and approved the Company’s 2010 corporate governance report, and, having evaluated the work performed by members of the Board of Directors in the course of the preceding business year, resolved to grant the relief from liability to the Board members regarding 2010 business year.

The shareholders adopted a decision regarding the amendment to Magyar Telekom Plc’s Articles of Association and approved the modifications in the Rules of Procedures of the Supervisory Board. The AGM amended the remuneration of the members of the Board of Directors.

The AGM elected Dr. Konrad Wetzker as member of the Supervisory Board. His mandate is valid until May 31, 2013 or until the date of the AGM closing the 2012 business year. Dr. Konrad Wetzker does not hold any Magyar Telekom shares.

The shareholders elected PricewaterhouseCoopers Kft., the Company’s Auditor, to perform the auditing tasks concerning 2011, i.e. for the period ending on May 31, 2012 or the day of the AGM closing the

2011 business year and approved the contents of the material elements of the contract to be concluded with the Auditor.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission.

RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF MAGYAR TELEKOM PLC. HELD ON APRIL 12, 2011

Budapest — April 12, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider, hereby announces the resolutions of the Annual General Meeting of the Company held on April 12, 2011.

Resolution No. 1/2011 (IV.12.)

The General Meeting agrees that the proceedings of the Meeting shall be recorded on tape.

The General Meeting adopts this Resolution with 671 337 059 affirmative votes (97.47%), 51 negative votes (0.00%), and 17 418 362 abstentions (2.53%).

Resolution No. 2/2011 (IV.12.)

The General Meeting elects Mr. Christopher Mattheisen to be the Chairman of the General Meeting.

The General Meeting adopts this Resolution with 687 132 891 affirmative votes (99.76%), 301 negative votes (0.00%), and 1 621 300 abstentions (0.24%).

Resolution No. 3/2011 (IV.12.)

The General Meeting elects dr. Gabriella Bognár, in-house legal counsel of Magyar Telekom Nyrt.’s Group legal directorate as Keeper of the Minutes. Further that electing Mr. Roman Zitz, representative of MagyarCom Holding GmbH as authenticator of the Minutes.

The General Meeting adopts this Resolution with 687 097 634 affirmative votes (99.76%), 0 negative votes (0.00%), and 1 645 600 abstentions (0.24%).

Resolution No. 4/2011 (IV.12.)

The General Meeting approves the agenda of the Meeting, in line with the resolution proposal, as follows:

1. Report of the Board of Directors on the management of Magyar Telekom Plc., on the business operation, on the business policy and on the financial situation of the Company and Magyar Telekom Group in 2010;

2. Decision on the approval of the 2010 consolidated annual financial statements of the Company prescribed by the Accounting Act according to the requirements of the International Financial Reporting Standards (IFRS); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

3. Decision on the approval of the 2010 annual stand alone financial statements of the Company prepared in accordance with the requirements of the Accounting Act (HAR); presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor;

4. Proposal of the Board of Directors for the use of the profit after tax earned in 2010; presentation of the relevant report of the Supervisory Board, the Audit Committee and the Auditor; decision on the use of the profit after tax earned in 2010, on the payment of dividends;

5. Authorization of the Board of Directors to purchase ordinary Magyar Telekom shares;

6. Decision on the approval of the Corporate Governance and Management Report;

7. Decision on granting relief from liability to the members of the Board of Directors;

8. Decision on the amendments of the Articles of Association of Magyar Telekom Plc.: 1.4 Sites and Branch Offices of the Company; 1.6.2. Other activities; 2.4. Transfer of shares (b); 2.5. Shareholders’ Register (2.5.3.); 4.5. Payment of Dividends; 4.7. Conditions for a General Meeting resolution resulting in the delisting of shares from the stock exchange; 5. Rights to Information and Closing of the Shareholders’ Register and 5.3. Closing of the Shareholders’ Register; 6.2. Matters within the Exclusive Scope of Authority of the General Meeting (h), (p); 7.4. Rules of Procedure and Chairman of the Board of Directors (7.4.1. (o)); 8.2. Members of the Supervisory Board (8.2.4.); 8.7. Audit Committee (8.7.1., 8.7.3., 8.7.5.); 9.4. Auditor’s Conflict of Interest;

9. Approval of the amended Rules of Procedures of the Supervisory Board;

10. Election of Member(s) of the Board of Directors, determination of the remuneration of the Board of Directors;

11. Election of Member(s) of the Supervisory Board;

12. Election of the Company’s Auditor and determination of its remuneration. Election of the Auditor personally responsible for the audit and the appointed deputy auditor.

The General Meeting adopts this Resolution with 688 741 471 affirmative votes (100.00%), 171 negative votes (0.00%), and 250 abstentions (0.00%).

Resolution No. 5/2011 (IV.12.)

The General Meeting approves the 2010 Consolidated Financial Statements of Magyar Telekom Group prepared according to the International Financial Reporting Standards (IFRS), as endorsed by the EU including Balance Sheet Total Assets of HUF 1,109,006 million and Profit for the year 2010 of HUF 77,371 million.

The General Meeting adopts this Resolution with 688 742 071 affirmative votes (100.00%), 61 negative votes (0.00%), and 12 370 abstentions (0.00%).

Resolution No. 6/2011 (IV.12.)

The General Meeting approves the Y2010 Annual Report of the Company prepared according to the Hungarian Accounting Regulations (HAR), including Balance Sheet Total Assets of HUF 921,747 million and After-tax Net Income of HUF 64,929 million.

The General Meeting adopts this Resolution with 688 739 091 affirmative votes (100.00%), 61 negative votes (0.00%), and 1 400 abstentions (0.00%).

Resolution No. 7/2011 (IV.12.)

A dividend of HUF 50 per ordinary share (with a face value of HUF 100) shall be paid to the shareholders from the profit of 2010.

The HUF 52,117,584,050 to be disbursed as dividends shall be paid from the after-tax profits of HUF 64,929,146,513 based on HAR figures. The company shall allocate the remaining amount of HUF 12,811,562,463 as profit reserves.

May 12, 2011 shall be the first day of dividend disbursement. The record date shall be May 5, 2011.

On April 22, 2011, the Board of Directors of Magyar Telekom Plc. shall publish a detailed announcement on the order of dividend disbursement on the homepage of the Company and the Budapest Stock Exchange.

In compliance with Magyar Telekom’s assignment, KELER Ltd. shall disburse dividends.

The General Meeting adopts this Resolution with 688 729 731 affirmative votes (100.00%), 1 451 negative votes (0.00%), and 10 600 abstentions (0.00%).

Resolution No. 8/2011 (IV.12.)

The General Meeting authorizes the Board of Directors to purchase a total of up to 104,274,254 ordinary shares (with a face value of HUF 100 each) of Magyar Telekom Plc. The purpose of the authorization is to supplement Magyar Telekom’s current shareholder remuneration policy in line with international practice.

The authorization will be valid for 18 months starting from the date of approval of this General Meeting resolution. The shares to be purchased on the basis of this authorization may not at any time account for more than 10% of the share capital (i.e. up to 104,274,254 ordinary shares) of Magyar Telekom Plc.

The shares can be purchased through the stock exchange. The equivalent value per share paid by Magyar Telekom Plc. may not be more than 5% above the market price of the share determined by the opening auction on the trading day at the Budapest Stock Exchange. The minimum value to be paid for one share is HUF 1.

The authorization may be exercised in full or in part, and the purchase can be carried out in partial tranches spread over various purchase dates within the authorization period until the maximum purchase volume has been reached.

Authorization granted to the Board of Directors by Resolution No. 27/2010. (IV.7.) of the General Meeting is hereby repealed.

The General Meeting adopts this Resolution with 673 349 904 affirmative votes (97.76%), 14 968 negative votes (0.00%), and 15 389 610 abstentions (2.23%).

Resolution No. 9/2011 (IV.12.)

The General Meeting has reviewed and approves the Corporate Governance and Management Report Y2010 of the Company.

The General Meeting adopts this Resolution with 688 737 979 affirmative votes (100.00%), 1 061 negative votes (0.00%), and 4 732 abstentions (0.00%).

Resolution No. 10/2011 (IV.12.)

The General Meeting of Magyar Telekom Plc. - having evaluated the work in the previous financial year of the Board members of the Company - hereby decides to grant the relief from liability for the members of the Board of the Company with respect to the 2010 business year in accordance with Section 30 (5) of the Companies Act. By granting this relief, the General Meeting confirms that the members of the Board have performed their work in 2010 by giving priority to the interests of the Company. The relief from liability granted by this resolution shall be cancelled in the event of a subsequent binding court ruling declaring the information based on which the relief of liability was granted was false or insufficient.

The General Meeting adopts this Resolution with 688 753 311 affirmative votes (100.00%), 2 161 negative votes (0.00%), and 0 abstentions (0.00%).

Resolution No. 11/2011 (IV.12.)

The General Meeting approves the amendment of Section 1.4. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 611 873 affirmative votes (97.51%), 1 756 077 negative votes (0.25%), and 15 386 278 abstentions (2.23%).

Resolution No. 12/2011 (IV.12.)

The General Meeting approves the amendment of Section 1.6.2. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 611 863 affirmative votes (97.51%), 1 754 987 negative votes (0.25%), and 15 386 278 abstentions (2.23%).

Resolution No. 13/2011 (IV.12.)

The General Meeting approves the amendment of Section 2.4. (b) of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 611 613 affirmative votes (97.51%), 1 756 087 negative votes (0.25%), and 15 386 278 abstentions (2.23%).

Resolution No. 14/2011 (IV.12.)

The General Meeting approves the amendment of Section 2.5.3. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 599 556 affirmative votes (97.51%), 1 754 987 negative votes (0.25%), and 15 387 078 abstentions (2.23%).

Resolution No. 15/2011 (IV.12.)

The General Meeting approves the amendment of Section 4.5. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 588 966 affirmative votes (97.51%), 1 766 677 negative votes (0.26%), and 15 385 278 abstentions (2.23%).

Resolution No. 16/2011 (IV.12.)

The General Meeting approves the deletion of Section 4.7. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 587 563 affirmative votes (97.51%), 1 780 387 negative votes (0.26%), and 15 385 278 abstentions (2.23%).

Resolution No. 17/2011 (IV.12.)

The General Meeting approves the deletion of Section 5.3 and regarding this, the amendment of the title of Section 5. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 575 056 affirmative votes (97.51%), 1 756 077 negative votes (0.25%), and 15 395 878 abstentions (2.24%).

Resolution No. 18/2011 (IV.12.)

The General Meeting approves the amendment of Section 6.2. (h) and (p) of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 589 766 affirmative votes (97.51%), 1 766 484 negative votes (0.26%), and 15 395 878 abstentions (2.24%).

Resolution No. 19/2011 (IV.12.)

The General Meeting approves the amendment of Section 7.4.1. (o) of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 319 318 affirmative votes (97.47%), 1 769 787 negative votes (0.26%), and 15 659 791 abstentions (2.27%).

Resolution No. 20/2011 (IV.12.)

The General Meeting approves the amendment of Section 8.2.4. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 597 931 affirmative votes (97.51%), 1 756 087 negative votes (0.25%), and 15 395 878 abstentions (2.24%).

Resolution No. 21/2011 (IV.12.)

The General Meeting approves the amendment of Section 8.7.1. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 590 531 affirmative votes (97.51%), 1 754 977 negative votes (0.25%), and 15 397 278 abstentions (2.24%).

Resolution No. 22/2011 (IV.12.)

The General Meeting approves the amendment of Section 8.7.3. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 585 024 affirmative votes (97.51%), 1 754 987 negative votes (0.25%), and 15 408 785 abstentions (2.24%).

Resolution No. 23/2011 (IV.12.)

The General Meeting approves the amendment of Section 8.7.5. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 590 531 affirmative votes (97.51%), 1 757 087 negative votes (0.26%), and 15 396 278 abstentions (2.24%).

Resolution No. 24/2011 (IV.12.)

The General Meeting approves the amendment of Section 9.4. of the Articles of Association according to the submission.

The General Meeting adopts this Resolution with 671 601 131 affirmative votes (97.51%), 1 756 087 negative votes (0.25%), and 15 386 678 abstentions (2.23%).

Resolution No. 25/2011 (IV.12.)

The General Meeting approves the amended and restated Rules of Procedure of the Supervisory Board with the modifications set out in the submission.

The General Meeting adopts this Resolution with 673 348 492 affirmative votes (97.77%), 1 151 negative votes (0.00%), and 15 386 278 abstentions (2.23%).

Resolution No. 26/2011 (IV.12.)

The General Meeting determines the remuneration of the members of the Board of Directors as follows:

Chairman of the Board of Directors: HUF 600,000 / month,

Members of the Board of Directors: HUF 400,000 / month.

The General Meeting adopts this Resolution with 673 340 230 affirmative votes (97.76%), 5 121 negative votes (0.00%), and 15 390 570 abstentions (2.23%).

Resolution No. 27/2011 (IV.12.)

The General Meeting elects dr. Konrad Wetzker to the members of the Supervisory Board of Magyar Telekom Plc. until May 31, 2013, provided that if the General Meeting is held prior to May 31 of the year in which such mandate expires, then his assignment lasts until the date of the General Meeting.

The General Meeting adopts this Resolution with 688 728 028 affirmative votes (100.00%), 2 161 negative votes (0.00%), and 5 732 abstentions (0.00%).

Resolution No. 28/2011 (IV.12.)

The General Meeting elects as Auditor of Magyar Telekom Plc. (the “Company”)

PricewaterhouseCoopers Ltd. (1077 Budapest, Wesselényi u. 16; company registration number: 01-09-063022; registration number: 001464)

personally Márta Hegedűsné Szűcs as registered Auditor

Chamber membership number: 006838

Address: 2071 Páty, Várhegyi u. 6.

Mother’s maiden name: Julianna Hliva

to perform audit services for the year 2011, for the period ending May 31st 2012 or if the Annual General Meeting closing the 2011 fiscal year will be held prior to May 31st 2012 then on the date thereof.

In the event that Márta Hegedűsné Szűcs is incapacitated, the General Meeting elects Nikoletta Róka (chamber membership number: 005608, mother’s maiden name: Györgyi Soós, address: 1163 Budapest, Gutenberg u. 17.) to act as responsible Auditor.

The General Meeting approves HUF 180,000,000 + VAT + 8% related costs + VAT be the Auditor’s annual compensation, covering the audit of the annual financial statements of the Company prepared in accordance with the Hungarian Accounting Act and also the audit of the annual consolidated financial statements of the Magyar Telekom Group prepared in accordance with International Financial Reporting Standards (IFRS).

The General Meeting approves the contents of the material elements of the contract to be concluded with the Auditor according to the submission.

The General Meeting adopts this Resolution with 688 687 100 affirmative votes (99.99%), 12 761 negative votes (0.00%), and 16 060 abstentions (0.00%).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: April 12, 2011